UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | SUCCESSFUL COMPLETION OF THE DIVESTMENT OF SASOL'S 50% INTEREST IN THE LAKE CHARLES CHEMICAL PROJECT BASE CHEMICALS BUSINESS; COVENANT AMENDMENT FOR 31 DECEMBER 2020 AND SASOL INVESTOR UPDATE

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

SUCCESSFUL COMPLETION OF THE DIVESTMENT OF SASOL'S 50% INTEREST IN THE LAKE CHARLES CHEMICAL PROJECT BASE CHEMICALS BUSINESS; COVENANT AMENDMENT FOR 31 DECEMBER 2020 AND SASOL INVESTOR UPDATE

Completion of divestment and creation of a Joint Venture with LyondellBasell

Sasol shareholders are referred to the Company's Stock Exchange News Service ("SENS") announcement dated 2 October 2020, containing details of the divestment of a 50% interest in Sasol's Base Chemicals business at Lake Charles to LyondellBasell ("Transaction"). A further SENS announcement was released by the Company on 23 November 2020 confirming the approval of the Transaction by shareholders at Sasol's general meeting held on 20 November 2020.

Sasol is pleased to announce that the Transaction successfully closed on 1 December 2020 and the 50/50 Louisiana Integrated Polyethylene joint venture ("JV") with LyondellBasell has now been established.
The proceeds of approximately US$2 billion will be received within 2 days of closing, with standard closing adjustments to be effected 30 days thereafter.

Under the terms of the Transaction agreements, LyondellBasell will operate the JV assets on behalf of the JV and market the polyethylene products on behalf of the two shareholders.

Covenant amendment

Sasol is also pleased to announce the successful conclusion of discussions with our lenders regarding the covenant amendment for 31 December 2020, which is 4x net debt: earnings before interest, taxation, depreciation and amortisation (EBITDA). Our lenders have agreed that the covenant calculation will not be impacted by once off events or delayed receipt of disposal proceeds that are expected by 31 December.

The covenant for June 2021 will remain at 3x Net Debt: EBITDA.

Investor update

Sasol will host a virtual investor update, today, 2 December 2020 at 14:00 (SA time). The key focus will be the Sasol 2.0 transformation programme which is designed to deliver the Company's vision for Future Sasol.

Chief Executive Officer, Fleetwood Grobler, Chief Financial Officer, Paul Victor, and Executive Vice President Sasol 2.0 Transformation Marius Brand will host the event via webcast link: https://www.corpcam.com/Sasol02122020. The presentation will be available on the website www.sasol.com.

2 December 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 December 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Group Company Secretary